082-03733

TATA

26th November 2009
BP/AD-M1A/616

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

09047523

SUPPL

Dear Sirs,

Unaudited Consolidated Financial Results for the Quarter / half-year ended 30th September 2009

We send herewith a statement containing the Unaudited Consolidated Financial Results of the Company for the quarter/half-year ended 30th September 2009 which were approved by the Board of Directors of the Company at its meeting held today. We also enclose a copy of the Review Report of the Auditors on the Unaudited Consolidated Financial Results for the quarter/half-year ended 30th September 2009.

We also forward herewith a copy of the Press Release issued by the Company.

You are aware that we had, on 29th October 2009, submitted Audited Financial Results (Standalone) of the Company for the quarter/half year ended 30th September 2009. The Unaudited Consolidated Financial Results are being submitted by us as additional information voluntarily.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

Encls.

SEC
Mail Processing
Section

DEC 14 2009

Washington DC
105

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 1/4

TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER, 2009

Particulars	Quarter ended				Half-year ended				Year ended	
		30-Sep-09 (Reviewed)		30-Sep-08 (Reviewed)		30-Sep-09 (Reviewed)		30-Sep-08 (Reviewed)		31-Mar-09 (Audited)
		Rs. Crores		Rs. Crores		Rs. Crores		Rs. Crores		Rs. Crores
1. a) Revenue		4,214.28		4,602.97		8,591.51		8,692.92		17,447.04
Add / (Less) : Revenue adjustments pertaining to prior years (Refer Notes 3.3 and 3.4)		-		-		232.40		-		-
Income to be recovered / (utilised) in future tariff determination		346.89		24.26		438.96		(12.39)		58.05
Net Revenue		4,561.17		4,627.23		9,262.87		8,680.53		17,505.09
b) Other Operating Income		18.02		10.13		29.48		26.17		82.44
2. Total Income		4,579.19		4,637.36		9,292.35		8,706.70		17,587.53
3. Expenditure										
a) Staff Cost		248.40		163.46		433.29		317.44		612.75
b) Cost of Power Purchased		1,217.70		1,184.99		2,368.22		2,128.95		4,372.38
c) Cost of Coal Purchased		-		-		-		-		12.17
d) Cost of Fuel		1,227.64		1,615.20		2,467.19		3,102.29		5,522.25
e) Coal Processing Charges		470.64		282.89		890.10		571.60		1,344.26
f) Raw materials consumed		115.72		130.08		237.21		230.03		523.01
g) Purchase of goods/spares/stock for resale		28.54		2.82		34.37		9.39		91.17
h) Cost of components, materials and services in respect of contracts		4.70		10.25		9.90		18.51		38.32
i) Decrease/(increase) in stock in trade and work in progress		(41.27)		4.02		(22.20)		(14.16)		(79.38)
j) Depreciation/Amortisation		224.42		178.82		425.49		331.21		656.49
k) Impairment		-		-		-		-		280.37
l) Other expenditure		357.31		377.61		718.42		778.31		1,605.11
4. Total Expenditure		3,853.80		3,950.14		7,561.99		7,473.57		14,978.90
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)		725.39		687.22		1,730.36		1,233.13		2,608.63
6. Other Income										
a) Gain on exchange (Net)		28.71		76.38		74.69		111.16		164.98
b) Others		49.64		44.06		72.39		72.37		398.96
7. Profit before Interest and Exceptional Items (5+6)		803.74		807.66		1,877.44		1,416.66		3,172.57
8. Interest		187.73		169.47		393.27		317.30		708.74
9. Profit after Interest but before Exceptional Items (7-8)		616.01		638.19		1,484.17		1,099.36		2,463.83
10. Exceptional Items -										
a. Loss on redemption of 6.75% Tax free US 64 Bonds 2008	-		-		-		155.47		155.47	
Less: Drawn from : Contingencies Reserve	-		-		-		39.38		39.38	
Deferred Taxation Liability Fund	-		-		-		116.09		116.09	
		-		-		-		-		-
b. Adjustment of expenses recoverable through Tariff	-		-		108.83		-		-	
Less: Drawn from : Contingencies Reserve	-		-		108.83		-		-	
		-		-		-		-		-
11. Profit before Tax, Share of Associates, Minority Interest and Statutory Appropriations		**616.01**		**638.19**		**1,484.17**		**1,099.36**		**2,463.83**
12. Provision for Taxation										
a) Current year		246.53		120.04		531.21		309.90		991.40
b) Previous years		(7.85)		(15.24)		(7.96)		(15.38)		173.70
13. Net Profit after Tax and before Share of Associates, Minority Interest and Statutory Appropriations		377.33		533.39		960.92		804.84		1,298.73
14. Add: Share of profit of Associates		18.90		22.20		18.42		17.35		27.57
15. Less: Minority Interest		27.50		18.67		57.85		37.42		107.56
16. Net Profit before Statutory Appropriations		368.73		536.92		921.49		784.77		1,218.74
17. Statutory Appropriations (Net)		1.00		9.00		(18.89)		37.00		(45.30)
18. Net Profit after Statutory Appropriations		**367.73**		**527.92**		**940.38**		**747.77**		**1,264.04**
19. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)		237.07		221.35		237.07		221.35		221.40
20. Reserves including Statutory Reserves										**8,397.51**
21. Earnings per Share (on Net Profit after Statutory Appropriations) (In Rupees)										
Basic Earnings per share		15.79		23.84		41.35		33.81		57.09
Diluted Earnings per share		15.79		23.84		41.28		33.81		57.09

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED CONSOLIDATED SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED

Particulars	Quarter ended		Half-year ended		Year ended
	30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
	(Reviewed)	(Reviewed)	(Reviewed)	(Reviewed)	(Audited)
Segment Revenue					
Power Business	3,198.62	3,219.02	6,541.59	6,107.34	11,912.07
Coal Business	1,130.77	1,213.26	2,289.20	2,225.10	4,776.60
Others	249.80	205.08	461.56	374.26	898.86
Total Segment Revenue	4,579.19	4,637.36	9,292.35	8,706.70	17,587.53
Less: Inter segment revenue	–	–	–	–	–
Net Revenue	**4,579.19**	**4,637.36**	**9,292.35**	**8,706.70**	**17,587.53**
Segment Results (Profit before interest and tax)					
Power Business	422.93	291.65	1,085.34	607.01	1,391.92
Coal Business	340.39	412.98	713.55	709.83	1,463.94
Others	28.30	10.20	49.92	30.14	(9.97)
Total Segment Results	791.62	714.83	1,848.81	1,346.98	2,845.89
Less: Interest Expense	187.73	169.47	393.27	317.30	708.74
Add: Unallocated Income net of Unallocated Expense	12.12	92.83	28.63	69.68	326.68
Total Profit Before Tax	**616.01**	**638.19**	**1,484.17**	**1,099.36**	**2,463.83**
Capital Employed					
Power Business	17,252.04	11,451.91	17,252.04	11,451.91	14,272.63
Coal Business	6,164.56	5,656.01	6,164.56	5,656.01	6,328.81
Others	1,255.89	387.25	1,255.89	387.25	1,291.48
Unallocated	(12,174.62)	(7,770.57)	(12,174.62)	(7,770.57)	(11,796.03)
Total Capital Employed	**12,497.87**	**9,724.60**	**12,497.87**	**9,724.60**	**10,096.89**

Types of products and services in each business segment:

Power - Generation, Transmission, Distribution and Trading of Electricity.
Coal Business - Mining and Trading of Coal.
Others -Defence Electronics, Project Contracts/ Management Services, Coal Bed Methane and Property Development.

TATA

Notes :

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 26th November, 2009.
2. For the half-year ended 30th September, 2009, the following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Results as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interests in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Chemical Terminal Trombay Ltd.	100
Af-Taab Investment Co. Ltd.	100
Tata Power Trading Co. Ltd.	100
Powerlinks Transmission Ltd.	51
NELCO Ltd.	50.04
Tatanet Services Ltd.	50.04
Maithon Power Ltd.	74
Industrial Energy Ltd.	74
North Delhi Power Ltd.	51
Coastal Gujarat Power Ltd.	100
Bhira Investments Ltd.	100
Bhivpuri Investments Ltd.	100
Khopoli Investments Ltd.	100
Trust Energy Resources Pte. Ltd.	100
Energy Eastern Pte. Ltd.	100
PT Itamaraya Gold Industri Tbk (with effect from 31st August, 2009)	94.61
Associates :	
Panatone Finvest Ltd.	39.98
Tata Ceramics Ltd.	40
Tata Projects Ltd.	47.78
Nelito Systems Ltd.	49.46
Joint Ventures :	
Indocoal Resources (Cayman) Ltd.	30
PT Arutmin Indonesia	30
PT Indocoal Kaltim Resources	30
PT Indocoal Kalsel Resources	30
PT Kaltim Prima Coal	30
Tubed Coal Mines Ltd.	40
Mandakini Coal Co. Ltd.	33.33
Tata BP Solar India Ltd.	49
Dagachhu Hydro Power Corporation Ltd.	26

3. In the case of the Parent Company :

3.1 In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th September, 2009, the accumulated interest was Rs. 145.56 crores (Rs. 2.80 crores and Rs. 5.60 crores for the quarter and half-year ended 30th September, 2009 respectively). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 423.19 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3.2 In the matter of claims raised by the Company on R-Infra towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges for the period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by R-Infra. The Company and R-Infra have filed appeals in the Supreme Court. On grounds of prudence, the Company has not recognised any income arising from the above matters.

3.3 In respect of the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, has drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company has drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company has recognised revenue of Rs. 105.40 crores and transferred Rs 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs. 83 crores have not been recognised as expense since they have been challenged by the Company at the ATE.

3.4 ATE in its Order dated 15th July, 2009, has upheld the Company's claim regarding allowability of certain expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. Accordingly, during the half-year ended 30th September, 2009, the Company has treated such expenses as recoverable through tariff of the current year and has recognised revenue of Rs. 127 crores in respect of the financial years 2006-07 to 2008-09.

3.5 During the half-year ended 30th September, 2009, 11,314 Foreign Currency Convertible Bonds (FCCB) have been converted into 8,30,668 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 0.83 crore and Securities Premium by Rs. 54.52 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium Account in an earlier year has been reversed to the extent of Rs. 7.83 crores since it pertains to the FCCB converted during the period. As a result, Securities Premium Account has increased by Rs. 62.35 crores during the half-year ended 30th September, 2009.

3.6 During the quarter/half-year ended 30th September, 2009, the Company has issued equity shares in the form of Global Depository Receipts (GDRs) listed on the Luxembourg Stock Exchange for a gross amount of US$ 335 million. Each GDR represents 1 equity share of the Company, at a nominal value of Rs.10 per equity share. The Company issued 1,48,38,110 GDRs which have been priced at US$ 22.577 per GDR (Rs. 48.27 being the reference exchange rate) as per relevant pricing guidelines for issue of GDRs. Consequently, there is an increase in the Subscribed Share Capital by Rs. 14.84 crores and in the Securities Premium Account by Rs. 1,601.94 crores (net of issue expenses).

3.7 Subsequent to the declaration of the financial results for the quarter/half-year ended 30th September, 2009, the Company has made an issue of 1.75% coupon Foreign Currency Convertible Bonds (FCCB) due 2014 for a gross amount of US$ 300 million. The Bonds are convertible at 10% premium over the closing price of the Company's shares on National Stock Exchange of India Ltd. on 5th November 2009 and bear a yield to maturity of 3.5% p.a. calculated on a semi-annual basis. These bonds have been listed on the Singapore Stock Exchange.

4. Certain Subsidiaries /Joint Ventures having a) total assets of Rs. 309.44 crores as at 30th September, 2009, revenues of Rs. 106.13 crores and Rs. 157.97 crores respectively for the quarter and half-year ended 30th September, 2009 and b) Net Profit after Statutory Appropriations of Rs. 9.57 crores and Rs. 10.90 crores respectively for the quarter and half-year ended 30th September, 2009, have been considered on the basis of financial statements certified by their Managements and not reviewed by their auditors.

5. Previous period/year's figures have been regrouped /reclassified wherever necessary.

6. The Parent Company's standalone results for the quarter/half-year ended 30th September, 2009 are available on the following websites viz. www.tatapower.com, www.bseindia.com and www.nseindia.com.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

Tata

RATAN N TATA
Chairman

Date: 26th November, 2009.

TATA

Deloitte
Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

REVIEW REPORT
TO THE BOARD OF DIRECTORS OF THE TATA POWER COMPANY LIMITED

1. We have reviewed the accompanying statement of "Unaudited Consolidated Financial Results" of The Tata Power Company Limited ("the Company") and its subsidiaries (collectively referred to as "the Group") for the quarter and half year ended 30th September, 2009 ("the Statement"). This Statement has been prepared on the basis of the consolidated interim financial statements, which are the responsibility of the Company's Management and have been approved by the Board of Directors of the Company. Our responsibility is to issue a report on the statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400 *Engagements to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. We did not review the financial results of certain subsidiaries and joint ventures, whose financial results reflect the Group's share of total assets of Rs 9954.50 crores as at 30th September, 2009, revenues of Rs 1129.51 crores (Rs 2289.32 crores for the half year ended 30th September,2009) and Net Profit after Statutory Appropriations of Rs 118.93 crores (Rs 319.49 crores for the half year ended 30th September, 2009) for the quarter ended on that date and associates whose financial results reflect the Group's share of profit of Rs 15.65 crore for the quarter (Rs 12.02 crores for half year ended 30th September,2009) as considered in the Statement. These financial results have been reviewed by other auditors whose reports have been furnished to us, and our assurance on the Statement, in so far as they relate to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of other auditors.

4. The Statement includes total assets of Rs 309.44 crores as at 30th September, 2009, revenues of Rs 106.13 crores (Rs 157.97 crores for the half year ended 30th September, 2009) and Net Profit after statutory appropriations of Rs 9.57 crores for the quarter ended on that date (Rs 10.90 crores for half year ended 30th September, 2009) in respect of the results of certain subsidiaries/joint ventures which have been considered on the basis of financial statements certified by their Management and not reviewed by their auditors.

Deloitte
Haskins & Sells

5. In so far as it relates to the results of The Tata Power Company Limited included in the Statement, without qualifying our review report, we draw attention to Note 3.1 to the Statement. As stated in the Note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs 519 crores and its consequential effects for the period upto 30th September, 2009. The impact of the above on the results for the quarter/half year ended 30th September, 2009 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by a legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

6. Based on our review, subject to the matter referred to in paragraph 4 above, nothing has come to our attention that causes us to believe that the accompanying Statement of Unaudited Consolidated Financial Results are not presented fairly, in all material aspects in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956.

FOR DELOITTE HASKINS & SELLS
Chartered Accountants

N.VENKATRAM
Partner
Membership No.: 71387

Mumbai
Date: 26th November, 2009

Tata Power Announces Consolidated H1 FY 2009-10 Results

Net Profit after Statutory Appropriations up by 26% at Rs 940.38 Crores
Net Revenue up by 7% at Rs 9292.35 Crores

Mumbai, November 26, 2009: The Tata Power Company Limited, India Largest Integrated Private Power Utility today announced the consolidated financial results for the Half year ended September 30, 2009 for FY 2009-10.

KEY HIGHLIGHTS- H1 FY10:

- During the half year ended September 30, 2009, Tata Power's Net Revenue stood at Rs. 9292.35 Crores up by 7% as compared to Rs. 8706.70 Crores in the same period last year. The Company reported Profit before Tax, Share of Associates, Minority Interest and Statutory Appropriations of Rs. 1484.17 Crores, up by 35% as against Rs. 1099.36 Crores in the corresponding last year.

- On a consolidated basis, the Company reported 26 % increase in Net Profit After Statutory Appropriations at Rs. 940.38 Crores as compared to Rs. 747.77 Crores in the corresponding period in the previous year.

- Profit After Tax (PAT) for half year was up by 17 % at Rs. 921.49 Crores as compared to Rs. 784.77 Crores for the same period last year.

- On Consolidated Segment-wise performance, Net Revenue for Power business was Rs. 6541.59 Crores and Coal Business was Rs. 2289.20 Crores as compared to Rs. 6107.34 Crores and Rs. 2225.10 Crores respectively, during the corresponding periods last year. PBIT for Power Business was Rs. 1085.34 Crores against Rs 607.01 Crores, 79% higher, and PBIT for Coal Business increased to Rs 713.55 Crores as compared to Rs 709.83 Crores.

- Tata Power has already reported its standalone Revenues for H1 FY10 amounting to Rs. 3736.71 Crores and Profit after Tax for the period of Rs. 560.27 Crores. PAT after Statutory appropriations stood at Rs. 579.16 Crores.

KEY HIGHLIGHTS Q2 FY10:

- Net Revenue for the quarter stood at Rs. 4579.19 Crores compared to Rs. 4637.36 Crores the corresponding period last year.

- On a consolidated basis, the Company reported Net Profit After Statutory Appropriations at Rs. 367.73 Crores as compared to Rs. 527.92 Crores in the corresponding quarter in the previous year.

- Profit from Operations before Other Income, Interest and Exceptional Items stood at Rs. 725.39 Crores as compared to Rs 687.22 Crores, 6% increase over the corresponding quarter last year.

- Profit before Tax, Share of Associates, Minority Interest and Statutory Appropriations stood at Rs. 616.01 Crores as compared to Rs. 638.19 Crores in the corresponding quarter last year.

- On Consolidated Segment-wise performance, Net Revenue for Power business was Rs 3198.62 Crores and Coal Business was Rs 1130.77 Crores as compared to Rs 3219.02 Crores and Rs 1213.26 Crores respectively, during the corresponding periods last year. PBIT for Power Business was Rs 422.93 Crores against Rs 291.65 Crore, and PBIT for Coal Business stood at Rs 340.39 Crores as compared to Rs 412.98 Crores, over the corresponding quarter in the previous year due to reduction in coal prices arising out of global slow down.

- Tata Power has already reported its standalone Revenues for Q2 FY 2009-10 amounting to Rs. 1721.09 Crores and Profit after Tax for the quarter of Rs. 183.19 Crores. PAT after Statutory appropriations stood at Rs 182.19 Crores.

BUSINESS HIGHLIGHTS:

- **North Delhi Power Limited (NDPL):**
  The Company's distribution subsidiary and joint venture with Delhi Govt., NDPL posted revenues of Rs.1032.61 Crores during the quarter, a growth of 42% as compared to the previous year of Rs. 728.26 Crores. The Profit after Tax decreased to Rs 25.66 Crores as against Rs. 37.94 Crores in the previous year. The reduction is mainly due to increased tax provision by 10.31 Crores due to change in Minimum Alternate Tax (MAT) rules.

- **Powerlinks Transmission Limited (Powerlinks):**

Powerlinks, the first public-private joint venture in power transmission in India has earned revenues of Rs. 75.11 Crores as against Rs. 55.83 Crores in the previous year. The Profit after Tax also increased by 100% to Rs. 20.60 Crores from Rs. 10.32 Crores in the previous year on account of the change in the CERC norm and also due to higher additional capitalization during the quarter.

- **Tata Power Trading Company Limited (TPTCL):**

TPTCL traded a total of 807 MUs during the quarter as compared to 635 MUs in the previous year, thereby resulting in an increase in its revenues to Rs 452.93 Crores from Rs. 448.94 Crores in the previous year. The Profit after Tax also increased to Rs 1.62 Crores as against Rs. 1.50 Crores in the previous year.

GROWTH PLANS:

The Company's growth plans include steady capacity addition year-on-year which includes about 318 MW in 2010, 1138 MW by 2011, 1600 MW by 2012 and 2400 MW by 2013. Apart from this, there are several projects in pipeline and under consideration. The progress on Company's new projects is as follows:

- **4000 MW, Mundra Ultra Mega Power Project on Fast Track:**
  4000 MW Mundra Project implementation is progressing as per schedule with Engineering, Procurement and Construction activities in full swing. Overall project progress achieved is 34%. Ordering of all critical items/major packages has been completed. The first unit is expected to be commissioned by September 2011.

- **1050 MW Maithon Joint Venture Project:**
  1050 MW Maithon Power Limited (MPL), a joint venture between the Company (74%) and Damodar Valley Corporation (DVC) (26%), is also progressing well and has achieved 63% completion. The first unit is scheduled to be in operation by October FY11 and second unit by April.

- **Haldia Project:** During the quarter, the Company commissioned the 3rd unit of 30 MW at Haldia in September '09.
- **Wind Farms:** During the quarter; 4 MW capacity has been added at Visapur (Maharashtra).

- **Industrial Energy Limited (IEL):** A joint venture between Tata Power (74%) and Tata Steel (26%) has the following projects:
  - **120 MW Power House 6** at Jamshedpur which was commissioned on 27th August 2009.
  - **Unit 5 at Jojobera:** A 120 MW power plant being constructed at the Company's existing site at Jojobera. IEL has placed orders for major equipment. The project is expected to be synchronized in this financial year.

- **114 MW Dagachhu Power Plant** in partnership with The Royal Government of Bhutan (RGoB) is progressing well. Major Ordering for the project has been completed. All statutory clearances, land, water and environment clearances have been received and PPA for the entire quantum of power has been signed for the project.

- The company **signed an exclusive partnership agreement with SN Power**, Norway to set up Joint Ventures to develop hydropower projects in India and Nepal. The partners aim to have 2,000 MW under construction or in operation by 2015, and a total of 4,000 MW by 2020. Tata Power and SN Power have already begun pursuing potential project opportunities based on the vast reserves of renewable energy in the Himalayan Region.

- Ministry of New and Renewable Energy, Government of India recently announced **Jawaharlal Nehru National Solar Mission** which encourages setting up of solar based plants in India. In this regard, Tata Power is actively looking at opportunities to set up solar based generation plants at various locations in the country.

- Tata Power **completed the allotment of a US$ 300 Million Foreign Currency Convertible Bonds (FCCB)** on November 20, 2009. Earlier, the Company had launched and priced a US$ 250 Million + upsize option of US$50 Million, 5 years and 1 day, 1.75% coupon FCCB offering, subject to certain conditions to the closing of the issue. The FCCBs are convertible at 10% premium over the closing share price of the Company's shares on National Stock Exchange of India Ltd. on November 05, 2009 and bear a yield to maturity of 3.5% p.a. calculated on a semi-annual basis. These Bonds will be listed on the Singapore Stock Exchange. Nomura is the Sole Underwriter and Book Runner to the offering. Tata Power intends to use the aggregate net proceeds from this issue for capital expenditure of its existing power plants, projects under implementation and other project plants of the Company (including projects undertaken through its subsidiaries).

- In June end, the Company completed the raising of US$ 335 Million through GDRs.

- CRISIL has revised its rating outlook on Tata Power's long-term borrowing programmes and bank facilities to **'Positive'** from 'Stable', and reaffirmed the rating at **'AA'**; CRISIL has also reaffirmed its rating on Tata Power's short-term debt and bank facilities at **'P1+'**. The outlook revision reflects the significant progress made by Tata Power in its two key ongoing projects, the 4000-megawatt (MW) Mundra Ultra Mega Power Project (UMPP) and the 1050-MW Maithon project, and its continued strong financial flexibility.

- **The 'Tata Power Energy Club' achieves sensitization of four lakh citizens:** The **'Tata Power Energy Club',** comprising schools and schoolchildren to curb energy-wastage through active measures, reached a critical mass of sensitizing **four lakh citizens** across 4 major cities in India i.e. Mumbai, Pune, Delhi and Ahmedabad and is racing towards its eventual goal of **One Million citizens** as planned by 2010. Recently, school contact programme was introduced in Bangalore, Calcutta, Jamshedpur in Jharkhand and Lonavla in Maharashtra.

About Tata Power:
Tata Power is India's largest private sector power utility with an installed generation capacity of over 2900 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Ltd
Cell: 9821735515
Email: shalinis@tatapower.com

Rakesh Reddy / Ancy Sebastian
Vaishnavi Corporate Communications,
Tel: 022-6656 8787;Tel: 022-6665 8748

Email: rakesh@vccpl.com / ancy.sebatian@vccpl.com